SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Fim do programa de recompra de ações de 2024 e aprovação de novo programa de 2025

Rio de Janeiro, 22 de dezembro de 2025, a Centrais Elétricas Brasileiras S/A – AXIA Energia, em continuidade ao fato relevante divulgado em 05 de julho de 2024, informa que o seu Conselho de Administração (CA) encerrou, nesta data, o programa de recompra de ações 2024.

Adicionalmente, o CA aprovou, nesta data, o novo programa de recompra de ações ordinárias (ON), preferenciais classe B1 (PNB1) e preferenciais classe C (PNC).

Programa de recompra de 2024

No âmbito do programa de 2024, foram adquiridas na B3 – Brasil, Bolsa, Balcão, a preço de mercado, 3.428.201 ações ON e 524.800 ações PNB, totalizando aproximadamente R$ 152 milhões.

Novo programa de recompra 2025

O novo programa de recompra prevê a aquisição de até 187.866.804 ações ON, 26.646.211 ações PNB1 e 56.385.895 PNC, que representam 10% do total de ações em circulação de cada classe e espécie. O prazo de vigência do novo programa é de 18 meses, terminando em 21/06/2027.

As informações exigidas nos termos do Anexo G da Resolução CVM nº 80/22, encontram-se descritas no anexo ao presente fato relevante.

Eduardo Haiama

Vice-Presidente Financeiro e de Relações com Investidores

Anexo G à Resolução CVM nº 80, de 29 de março de 2022 Negociação de Ações de Própria Emissão

1.       Justificar pormenorizadamente o objetivo e os efeitos econômicos esperados da operação:

O Programa de Recompra de Ações tem por objetivo a aquisição de ações ordinárias e preferenciais de emissão da Companhia para posterior cancelamento, alienação ou manutenção em tesouraria, sem redução do capital social, para incrementar o valor da Companhia para os acionistas pela aplicação eficiente dos recursos disponíveis em caixa, otimizando a alocação de seu capital. A Companhia poderá utilizar as ações em tesouraria para atender aos Planos de Remuneração Baseado em Opções de Compra de Ações e Remuneração Baseado em Ações Restritas, aprovados na 184ª Assembleia Geral Extraordinária de Acionistas da Companhia de 22 de dezembro de 2022. Adicionalmente, a Companhia poderá, observados os limites referidos no art. 4º, incisos I e II da Resolução CVM 77, utilizar as ações em tesouraria para saldar obrigações decorrentes de seus passivos relativos a demandas judiciais que discutem diferença de correção monetária dos créditos de empréstimo compulsório de energia ou constitucionalidade do tributo.

2.       Informar as quantidades de ações (i) em circulação e (ii) já mantidas em tesouraria:

De acordo com a definição dada pelo artigo 1º, parágrafo único, inciso I, da Resolução CVM 77/2022, a Companhia possui atualmente 1.878.688.044 ações ordinárias, 266.462.114 ações preferenciais classe B1 e 563.858.950 ações preferenciais classe C em circulação; e 52.799.078 ações ordinárias, 4.361 ações preferenciais classe A1, 7.362.600 ações preferenciais classe B1 e 15.813.915 preferenciais classe C mantidas em tesouraria.

3.       Informar a quantidade de ações que poderão ser adquiridas ou alienadas:

A Companhia poderá adquirir até 187.866.804 ações ordinárias, 26.646.211 ações preferenciais classe B1 e 56.385.895 preferenciais classe C que representam 10% do total de ações em circulação de cada classe e espécie.

4.       Descrever as principais características dos instrumentos derivativos que a companhia vier a utilizar, se houver:

Não serão utilizados instrumentos derivativos.

5.       Descrever, se houver, eventuais acordos ou orientações de voto existentes entre a companhia e a contraparte das operações;

Não existem acordos ou orientações de voto entre a companhia e contrapartes. A Companhia fará operações de compra de ações na B3.

6.       Na hipótese de operações cursadas fora de mercados organizados de valores mobiliários, informar:

a.       o preço máximo (mínimo) pelo qual as ações serão adquiridas (alienadas); e

b.       se for o caso, as razões que justificam a realização da operação a preços mais de 10% superiores, no caso de aquisição, ou mais de 10% (inferiores, no caso de alienação, à média da cotação, ponderada pelo volume, nos 10 pregões anteriores;

Não aplicável. A operação será realizada na B3, a preço de mercado.

7.       Informar, se houver, os impactos que a negociação terá sobre a composição do controle acionário ou da estrutura administrativa da sociedade;

Não haverá a aquisição do controle acionário ou propósito de alteração ou preservação da estrutura administrativa da sociedade.

8.       Identificar as contrapartes, se conhecidas, e, em se tratando de parte relacionada à companhia, tal como definida pelas regras contábeis que tratam desse assunto, fornecer ainda as informações exigidas pelo art. 9º da Resolução CVM nº 81, de 29 de março de 2022;

A Companhia fará operações de compra de ações na B3, a preço de mercado, e, portanto, não tem conhecimento das contrapartes.

9.       Indicar a destinação dos recursos auferidos, se for o caso:

As ações adquiridas serão mantidas em tesouraria para alienação ou cancelamento. Os recursos eventualmente auferidos serão destinados às atividades sociais da Companhia. Além disso, as ações em tesouraria poderão ser utilizadas para atender aos Planos de Remuneração Baseado em Opções de Compra de Ações e Remuneração Baseado em Ações Restritas, aprovados na 184ª AGE de 22 de dezembro de 2022. A Companhia poderá, ainda, observados os limites referidos no art. 4º, incisos I e II da Resolução CVM 77, utilizar as ações em tesouraria para saldar obrigações decorrentes de seus passivos relativos a demandas judiciais que discutem diferença de correção monetária dos créditos de empréstimo compulsório de energia ou constitucionalidade do tributo.

10.        Indicar o prazo máximo para a liquidação das operações autorizadas:

O prazo máximo para liquidação das operações com ações emitidas pela Companhia no âmbito deste Plano de Recompra é de até 18 meses, contados a partir da decisão do Conselho de Administração.

11.        Identificar instituições que atuarão como intermediárias, se houver.

- Bradesco S.A. Corretora de Títulos e Valores Mobiliários

- BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.

- Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

- Genial Institucional Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

- Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A.

- Itaú Corretora de Valores S.A.

- JP Morgan CCVM S/A

- Merrill Lynch S.A. CTVM

- Morgan Stanley CTVM S.A.

- Safra Corretora de Valores e Câmbio Ltda.

- Santander Corretora de Câmbio e Valores mobiliários S.A.

- UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

- XP Investimentos CCTVM S.A

12.        Especificar os recursos disponíveis a serem utilizados, na forma do art. 8º, § 1º, da Resolução CVM nº 77, de 29 de março de 2022.

As operações realizadas no âmbito do Plano de Recompra serão suportadas pelo montante global das Reservas de Capital, Reservas de Lucros da Companhia (Retenção de Lucros e Reserva Estatutária), com exceção das reservas especificadas no art. 8º, § 1º, inciso I, da Resolução CVM nº 77/2022, ou, ainda, do resultado do exercício em andamento, conforme o caso. O saldo das contas (i) de Reserva de Retenção de Lucros e Reserva Estatutária, após a realização da Assembleia Geral Extraordinária de 19 de dezembro de 2025, é de, aproximadamente, R$ 2,3 bilhões, e (ii) das Reservas de Capital, em 30 de setembro de 2025, era de, aproximadamente, R$ 11,7 bilhões.

13.        Especificar as razões pelas quais os membros do conselho de administração se sentem confortáveis de que a recompra de ações não prejudicará o cumprimento das obrigações assumidas com credores nem o pagamento de dividendos obrigatórios, fixos ou mínimos.

Os membros do Conselho de Administração entendem que a situação financeira atual da Companhia é compatível com a execução do Programa de Recompra, nas condições aprovadas, e consideram que a recompra de ações não prejudicará o cumprimento das obrigações assumidas com credores ou acionistas no curto prazo. Essa conclusão resulta da avaliação do potencial montante financeiro a ser empregado no Programa de Recompra quando comparado com:

(i)	o nível de obrigações assumidas com credores, tendo a Companhia capacidade de pagamento dos compromissos financeiros assumidos;
(ii)	o montante disponível em caixa, equivalentes de caixa e aplicações financeiras da Companhia; e
(iii)	a expectativa de geração de caixa pela Companhia ao longo dos exercícios sociais de 2026 e 2027. O monitoramento da compatibilidade das recompras diante da situação financeira da Companhia será feito pela Diretoria durante todo o período de vigência do Plano.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.